02059109

PB 9/25/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

September 25, 2002

Forbes Medi-Tech Inc.
(Commission File No. 0-30076)

200-750 West Pender Street
Vancouver, British Columbia, Canada V6C 2T8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______

Exhibit Index

Exhibit No.	Description
1.	Press Release –09/25/02
2.	Form 27 – Material Change 09/24/02

September 25, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Forbes Medi-Tech Inc.

Date: September 25, 2002

By: ______________________________
Charles A. Butt
President & CEO

Forbes Medi-Tech
INC.

"Developing Nutraceuticals & Pharmaceuticals from Nature"

News Release

For Immediate Release

Forbes Medi-Tech Announces $975,000 in Financing

Vancouver, British Columbia –September 25, 2002 Forbes Medi-Tech Inc. (TSE:FMI and NASDAQ:FMTI) today announced it has received $975,000 through the issuance of 1,500,000 special warrants at $0.65 per special warrant through Dominick & Dominick Securities Inc. of Toronto, Ontario.

Each special warrant will automatically convert, at no cost, into one common share, subject to adjustment, on the earlier of January 24, 2003 and three business days following the issuance of receipts from the BC and Ontario securities commissions for a prospectus qualifying the distribution of the common shares. In the event that such receipts are not issued by December 8, 2002, each special warrant will convert into 1.05 common shares. The Company has also issued broker's warrants to Dominick & Dominick, entitling them to purchase 150,000 common shares at $0.65 per share, subject to adjustment, until March 24, 2004.

"This financing provides Forbes with an important cash infusion which, together with the remainder of this year's sterol sales commitments, will sustain the Company's operations into 2003. The Company is continuing to seek additional financing to further support its operations in the coming year," said Charles Butt, President and CEO of Forbes Medi-Tech Inc. "

The Company previously announced concurrent offerings through brokerage firms in Toronto and New York. While this financing represents the Toronto offering, the New York private placement is still in discussion.

About Dominick & Dominick

Dominick & Dominick is the Toronto-based Canadian subsidiary of parent company Dominick & Dominick Inc. of New York. Dominick & Dominick, an investment banking firm, was established in the US in 1870 and has offices in the United States, Canada, England and Switzerland.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative pharmaceuticals and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. By extracting plant sterols from wood pulping by-products, Forbes has developed cholesterol-lowering agents to be used as pharmaceutical therapeutics, dietary supplements and functional food ingredients.

ON BEHALF OF THE BOARD OF DIRECTORS OF FORBES MEDI-TECH INC.

Charles A. Butt
President & CEO

###

For more information, please contact:
Darren Seed
Manager, Investor Relations
Telephone: (604) 681-8976
E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. This press release contains certain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, which statements can be identified by the use of forward-looking terminology, such as, "will", "to" or comparable terminology referring to future events or results. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including without limitation, the Company's need for additional funding, which may not be available on acceptable terms or at all; the need to control costs and generate revenue; the need for performance of contract obligations by buyers of products; and uncertainty as to the Company's ability to generate projected sales volumes. See the Company's reports filed with the Toronto Stock Exchange, the B.C. and Ontario Securities Commissions, and the U.S. Securities and Exchange Commission from time to time for cautionary statements identifying other important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from results referred to in forward-looking statements. The Company assumes no obligation to update the information contained in this press release.

BRITISH COLUMBIA
ONTARIO

FORM 53-901F / FORM 27

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT AND SECTION 151 OF THE SECURITIES RULES (BRITISH COLUMBIA) AND SECTION 75(2) OF THE SECURITIES ACT (ONTARIO).

ITEM 1. REPORTING ISSUER

Forbes Medi-Tech Inc.
Suite 200 – 750 West Pender Street
Vancouver, BC
V6C 2T8

Telephone: (604) 689-5899

ITEM 2. DATE OF MATERIAL CHANGE

September 24, 2002

ITEM 3. PRESS RELEASE

September 25, 2002- Vancouver, British Columbia

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company today announced that it has received $975,000 through the issuance of 1,500,000 special warrants at $0.65 per special warrant through Dominick & Dominick Securities Inc. of Toronto, Ontario. Each special warrant will automatically convert, at no cost, into one common share, subject to adjustment, on the earlier of January 24, 2003 and three business days following the issuance of receipts from the BC and Ontario securities commissions for a prospectus qualifying the distribution of the common shares. In the event that such receipts are not issued by December 8, 2002, each special warrant will convert into 1.05 common shares. The Company has also issued broker's warrants to Dominick & Dominick, entitling them to purchase 150,000 common shares at $0.65 per share, subject to adjustment, until March 24, 2004.

FULL DESCRIPTION OF MATERIAL CHANGE

Please see attached press release.

ITEM 5. RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BRITISH COLUMBA) AND SECTION 74(3) OF THE SECURITIES ACT (ONTARIO)

Not applicable.

ITEM 6. OMITTED INFORMATION

Not applicable.

ITEM 7. SENIOR OFFICER

Name:	Mr. Charles Butt
Title:	President & CEO
Phone No.:	(604) 689-5899

ITEM 8. STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

September 25, 2002
Date

Per: ______________________
Signature

Charles Butt
Name of Officer

President & CEO
Title of Officer

Vancouver, British Columbia
Place